As filed with the Securities and Exchange Commission on December 22, 2011

Registration No. 333-178188

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rib-X Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	06-1599437
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

300 George Street, Suite 301

New Haven, Connecticut 06511

(203) 624-5606

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Leuchtenberger

President and Chief Executive Officer

Rib-X Pharmaceuticals, Inc.

300 George Street, Suite 301

New Haven, Connecticut 06511

(203) 624-5606

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jonathan L. Kravetz, Esq.

Daniel H. Follansbee, Esq.

Megan N. Gates, Esq.

John T. Rudy, Esq.

Mintz, Levin, Cohn, Ferris,

Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Michael D. Maline, Esq. Edward A. King, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1”) of Rib-X Pharmaceuticals, Inc. is being filed solely for the purpose of adding Exhibits to the original filing of the Form S-1, filed on November 25, 2011. Other than the addition of exhibits and corresponding changes to the exhibit index and signature page, the remainder of the Form S-1 is unchanged. Accordingly, the prospectus that forms a part of the Form S-1 is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the filing date of the original Form S-1, or modify or update the disclosures therein in any way other than as required to reflect the amendment set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All of the amounts shown are estimated except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to be paid

SEC registration fee		$9,168

NASDAQ Global Market listing fee		*

FINRA filing fee		$8,500

Printing and mailing		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue sky fees and expenses		*

Transfer agent and registrar		*

Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated by-laws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Chancery Court or the court in which the action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VI of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We will enter into indemnification agreements with our non-employee directors and certain officers, in addition to the indemnification provided for in our restated certificate of incorporation and restated by-laws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The foregoing discussion of our restated certificate of incorporation, restated by-laws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such restated certificate of incorporation, restated by-laws, indemnification agreements, or law.

Reference is made to our undertakings in Item 17 with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock, convertible preferred stock and warrants, and options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, notes, warrants and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Stock Issuances

A. On January 8, 2009, we issued $25.0 million in aggregate principal amount of subordinated convertible promissory notes to 12 accredited investors. On December 11, 2009, we issued an additional $10.0 million in aggregate principal amount of subordinated convertible promissory notes to these accredited investors. The unpaid principal amount plus accrued interest of the subordinated convertible promissory notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to . Assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the $35.0 million in principal amount of the outstanding subordinated convertible

promissory notes will convert into approximately                  shares of our common stock. In connection with these issuances of subordinated convertible promissory notes, we issued warrants to purchase an aggregate of 16,965,586 shares of common stock to these 12 accredited investors.

B. In connection with the subordinated convertible promissory note financing described in Item A above, on January 8, 2009, we issued 1,817,741 shares of Series A-1(A) convertible preferred stock upon conversion of certain outstanding shares of Series A-1 convertible preferred stock, we issued 4,645,339 shares of Series B-1 convertible preferred stock upon conversion of certain outstanding shares of Series B convertible preferred stock, and we issued 4,847,310 shares of Series C-1 convertible preferred stock upon conversion of certain outstanding shares of Series C convertible preferred stock.

C. On May 28, 2010, we issued $5.5 million in aggregate principal amount of senior subordinated convertible demand promissory notes to 16 accredited investors. On August 25, 2010 and November 19, 2010, we issued an additional $5.4 million and $4.1 million, respectively, in aggregate principal amount of senior subordinated convertible demand promissory notes to these accredited investors. The unpaid principal amount plus accrued interest of the senior subordinated convertible demand promissory notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to                 . Assuming an initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the $15.0 million in principal amount of the outstanding senior subordinated convertible demand promissory notes will convert into approximately                  shares of our common stock. In connection with these issuances of the senior subordinated convertible demand promissory notes, we issued warrants to purchase an aggregate of 7,270,967 shares of common stock to these 16 accredited investors.

D. In connection with the senior subordinated convertible demand promissory note financing described in Item C above, on March 28, 2010, we issued 3,786,961 shares of Series A-1(A) convertible preferred stock upon conversion of certain outstanding shares of Series A-1 convertible preferred stock, we issued 22,171,393 shares of Series B-1 convertible preferred stock upon conversion of certain outstanding shares of Series B convertible preferred stock, and we issued 23,620,366 shares of Series C-1 convertible preferred stock upon conversion of certain outstanding shares of Series C convertible preferred stock.

E. On January 12, 2011, January 18, 2011, January 20, 2011 and February 3, 2011, we issued $5.8 million in aggregate principal amount of senior convertible demand promissory notes to 11 accredited investors. On March 23, 2011 and June 2, 2011, we issued an additional $4.7 million and $4.0 million, respectively, in aggregate principal amount of senior convertible demand promissory notes to 11 and 12 accredited investors, respectively. The unpaid principal amount plus accrued interest of the senior convertible demand promissory notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to                 . Assuming an initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the $14.5 million in principal amount of the outstanding senior convertible demand promissory notes will convert into approximately                  shares of our common stock. In connection with these issuances of the senior convertible demand promissory notes, we issued warrants to purchase an aggregate of 7,036,526 shares of common stock to 13 accredited investors.

F. From January 1, 2008 through September 30, 2011, we issued an aggregate of 420,904 shares of common stock upon the exercise of stock options issued under our 2001 stock option and incentive plan, as amended.

Stock Option Grants

From January 1, 2008 through September 30, 2011, we granted stock options under our 2001 stock option and incentive plan, as amended, to purchase an aggregate of 17,139,090 shares of common stock, net of forfeitures, at a weighted-average exercise price of $0.093 per share, to certain of our employees, consultants and directors.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options described above under “— Stock Option Grants” to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit index is incorporated herein by reference.

(b) Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, State of Connecticut, on December 22, 2011.

RIB-X PHARMACEUTICALS, INC.

By:	/s/ Mark Leuchtenberger
Mark Leuchtenberger President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Mark Leuchtenberger Mark Leuchtenberger	President, Chief Executive Officer and Director (principal executive officer)	December 22, 2011

	/s/ Robert A. Conerly Robert A. Conerly	Chief Financial Officer (principal financial and accounting officer)	December 22, 2011

	* George M. Milne, Jr.	Chairman of the Board	December 22, 2011

	* C. Boyd Clarke	Director	December 22, 2011

	* Cecilia Gonzalo	Director	December 22, 2011

	* Jonathan S. Leff	Director	December 22, 2011

	* Harry H. Penner, Jr.	Director	December 22, 2011

*By:	/s/ Mark Leuchtenberger Mark Leuchtenberger Attorney-in-Fact		December 22, 2011

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of underwriting agreement.

3.1.1+	Seventh amended and restated certificate of incorporation of the Registrant.

3.1.2*	Certificate of amendment to the seventh amended and restated certificate of incorporation of the Registrant.

3.2*	Form of restated certificate of incorporation of the Registrant to be filed with the Secretary of State of the State of Delaware upon completion of this offering.

3.3+	By-laws of the Registrant.

3.4*	Form of restated by-laws of the Registrant to be effective upon completion of this offering.

4.1*	Form of common stock certificate.

4.2+	Warrants to purchase common stock issued by the Registrant to Connecticut Innovations, Incorporated in June 2002 and September 2007 and related documents containing amendments thereto.

4.3+	Form of warrant to purchase Series C convertible preferred stock issued by the Registrant in connection with the 2007 financing.

4.4+	Form of warrant to purchase common stock issued by the Registrant in connection with the first closing of the 2009 financing.

4.5+	Form of warrant to purchase common stock issued by the Registrant in connection with the second closing of the 2009 financing.

4.6+	Form of warrant to purchase common stock issued by the Registrant in connection with the first closing of the 2010 financing.

4.7+	Form of warrant to purchase common stock issued by the Registrant in connection with the second and third closings of the 2010 financing.

4.8+	Form of warrant to purchase common stock issued by the Registrant in connection with the first closing of the 2011 financing.

4.9+	Form of warrant to purchase common stock issued by the Registrant in connection with the second and third closings of the 2011 financing.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.

10.1.1@+	2001 stock option and incentive plan, as amended.

10.1.2@+	Form of incentive stock option agreement granted under 2001 stock option and incentive plan, as amended.

10.1.3@+	Form of employee non-qualified stock option agreement granted under 2001 stock option and incentive plan, as amended.

10.1.4@+	Form of consulting non-qualified stock option agreement granted under 2001 stock option and incentive plan, as amended.

10.2.1@*	2011 equity incentive plan.

10.2.2@*	Form of stock option agreement granted under 2011 equity incentive plan.

10.3+	Form of subordinated convertible promissory note issued by the Registrant in connection with first closing of the 2009 financing, which was subsequently amended by the senior subordinated convertible demand promissory note purchase agreement dated May 28, 2010 by and between the Registrant and the purchasers named therein listed below as Exhibit 10.8 and the senior convertible demand promissory note purchase agreement dated January 10, 2011 by and between the Registrant and the purchasers named therein, as amended, listed below as Exhibit 10.9.

10.4+	Form of subordinated convertible promissory note issued by the Registrant in connection with second closing of the 2009 financing, which was subsequently amended by the senior subordinated convertible demand promissory note purchase agreement dated May 28, 2010 by and between the Registrant and the purchasers named therein listed below as Exhibit 10.8 and the senior convertible demand promissory note purchase agreement dated January 10, 2011 by and between the Registrant and the purchasers named therein, as amended, listed below as Exhibit 10.9.

10.5+	Form of senior subordinated convertible demand promissory note issued by the Registrant in connection with the first closing of the 2010 financing, which was subsequently amended by the senior convertible demand promissory note purchase agreement dated January 10, 2011 by and between the Registrant and the purchasers named therein, as amended, listed below as Exhibit 10.9.

10.6+	Form of senior subordinated convertible demand promissory note issued by the Registrant in connection with the second closing of the 2010 financing, which was subsequently amended by the senior convertible demand promissory note purchase agreement dated January 10, 2011 by and between the Registrant and the purchasers named therein, as amended, listed below as Exhibit 10.9.

10.7+	Form of senior subordinated convertible demand promissory note issued by the Registrant in connection with the third closing of the 2010 financing, which was subsequently amended by the senior convertible demand promissory note purchase agreement dated January 10, 2011 by and between the Registrant and the purchasers named therein, as amended, listed below as Exhibit 10.9.

10.8+	Senior subordinated convertible demand promissory note purchase agreement dated May 28, 2010 by and between the Registrant and the purchasers named therein, which amended the subordinated convertible promissory notes.

10.9+	Senior convertible demand promissory note purchase agreement dated January 10, 2011 by and between the Registrant and the purchasers named therein, as amended, which amended the senior subordinated convertible demand promissory notes and the subordinated convertible promissory notes.

10.10+	Form of senior convertible demand promissory note issued by the Registrant in connection with the first closing of the 2011 financing.

10.11+	Form of senior convertible demand promissory note issued by the Registrant in connection with the second closing of the 2011 financing.

10.12+	Form of senior convertible demand promissory note issued by the Registrant in connection with the third closing of the 2011 financing.

10.13+	Fourth amended and restated securityholders agreement dated January 10, 2011 by and among the Registrant and the securityholders named therein.

10.14+	Third amended and restated registration rights agreement dated June 8, 2006 by and among the Registrant and the purchasers named therein, as amended.

10.15@*	Employment agreement dated March 19, 2010 by and between the Registrant and Mark Leuchtenberger.

10.16@*	Non-statutory stock option agreement dated as of March 19, 2010 by and between the Registrant and Mark Leuchtenberger.

10.17@*	Letter agreement dated May 1, 2002 by and between the Registrant and Robert A. Conerly.

10.18@*	Letter agreement dated December 2, 2001 by and between the Registrant and Erin M. Duffy, Ph.D.

10.19@*	Letter agreement dated September 17, 2007 by and between the Registrant and Jarrod Longcor.

10.20@*	Letter agreement dated December 8, 2010 by and between the Registrant and Colleen Wilson.

10.21@+	2011 management bonus plan.

10.22@+	2011 non-employee director bonus plan.

10.23@*	Director compensation plan.

10.24+	Lease agreement dated March 8, 2002 by and between the Registrant and WE George Street L.L.C., as amended.

10.25#	License agreement dated March 21, 2005 by and between the Registrant and Medical Research Council, as amended.

10.26#*	License agreement dated May 12, 2006 by and between the Registrant and Wakunaga Pharmaceutical Co., Ltd., as amended.

10.27#*	Patent prosecution control agreement dated April 11, 2008 by and between the Registrant and Abbott Laboratories.

10.28#	Collaboration and license agreement dated June 28, 2011 by and between the Registrant and Sanofi.

10.29#	License and supply agreement dated November 30, 2010 by and between the Registrant and CyDex Pharmaceuticals, Inc. (a wholly owned subsidiary of Ligand Pharmaceuticals, Incorporated).

10.30#	License for the Analog program dated November 29, 2001 by and among the Registrant, Cemcomco and William L. Jorgensen.

10.31@*	Form of severance agreement.

21.1+	Subsidiaries of the Registrant.

23.1+	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).

24.1+	Powers of Attorney (see signature page to initial filing).

+	Previously filed.

*	To be filed by amendment.

#	Confidential treatment has been or is to be requested for portions of this exhibit.

@	Denotes management compensation plan or contract.